Filed pursuant to 424(b)(3)
Registration No. 333-122743

SUPPLEMENT NO. 11
DATED JANUARY 4, 2006
TO THE PROSPECTUS DATED AUGUST 31, 2005
OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 11 supplements certain information contained in our prospectus dated August 31, 2005, as supplemented by Supplement No. 1 dated October 14, 2005, Supplement No. 2 dated October 28, 2005, Supplement No. 3 dated November 8, 2005, Supplement No. 4 dated November 10, 2005, Supplement No. 5 dated November 22, 2005, Supplement No. 6 dated December 9, 2005, Supplement No. 7 dated December 14, 2005, Supplement No. 8 dated December 20, 2005,  Supplement No. 9 dated December 22, 2005 and Supplement No. 10 dated December 29, 2005.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections entitled "Business and Policies," and "Plan of Distribution" as described below.  You should read this Supplement No. 11 together with our prospectus and each supplement thereto.

Business and Policies

This section supplements the discussion contained in the prospectus under the heading "Business and Policies," which begins on page 107 of the prospectus. A new subsection titled "Description of Real Estate Assets" has been added by Supplement No. 1 after the discussion of "Other Policies," which ends on page 114 of the prospectus.

Our joint venture, Minto Builders (Florida), Inc., referred to herein as MB REIT, purchased the following property on the date indicated below:

Description of Real Estate Assets

Cinemark 12 – Silverlake; Pearland, Texas

On December 28, 2005, MB REIT acquired a freestanding single-user building located at Silverlake Village in Pearland, Texas containing approximately 39,081 of gross leasable square feet.  This property competes with five (5) other movie theaters located in the Houston area within approximately 15 miles of the property, and its economic performance could be affected by changes in local economic conditions.

The acquisition was completed through the assignment from Inland American Acquisitions, Inc., a wholly owned indirect subsidiary of The Inland Real Estate Transactions Group, Inc., to MB REIT of all of the outstanding membership interests in two limited liability companies, Inland American Pearland Silverlake Village GP, L.L.C. and Inland American Pearland Silverlake Village LP, L.L.C., owning all of the outstanding general and limited partnership interests in the partnership, A-S 68 HWY 288-Silverlake, L.P., holding title to the property for approximately $9.2 million.  This partnership owned the property subject to a loan of approximately $9.45 million from Inland Western Retail Real Estate Trust, Inc.  Inland American Acquisitions, Inc. repaid this loan using the proceeds from the assignment.

MB REIT does not intend to make significant repairs or improvements to this property over the next few years. However, if any repairs or improvements are made, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of its lease.

MB REIT is of the opinion that the property is adequately covered by insurance.

The building was built in 2004.  One tenant, Cinemark, leases one hundred percent (100%) of the total gross leasable area of the building.  The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:

	Approximate	% of	Current
	GLA Leased	Total	Annual	Renewal	Lease	Term
Lessee	(Sq. Ft.)	GLA	Rent ($)	Options	Beginning	To

Cinemark	39,081	100	625,296	4/5 yr	09/05	08/10
			644,836		09/10	08/15
			664,377		09/15	08/20
			683,917		09/20	08/25

Information regarding real estate taxes payable in 2005 and 2006 for the tax year ended 2005 (the most recent tax year for which information is generally available) were approximately $45,900.  The real estate taxes payable were calculated by multiplying Cinemark 12 – Silverlake’s assessed value by a tax rate of 2.46.

For federal income tax purposes, MB REIT's depreciable basis in this property will be approximately $7 million.  MB REIT calculates depreciation expense for tax purposes, using the straight-line method.  MB REIT depreciates buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

Year Ending December 31	Number of Leases Expiring	Approx. Gross Leasable Area of Expiring Leases (Sq. Ft.)	Total Annual Base Rental Income of Expiring Leases ($)	% of Total Annual Base Rental Income Represented by Expiring Leases	Total Annual Base Rental Income ($)	Average Base Rental Income Per Square Foot Under Expiring Leases ($)

2006	0	-	-	0.0%	625,296	-
2007	0	-	-	0.0%	625,296	-
2008	0	-	-	0.0%	625,296	-
2009	0	-	-	0.0%	625,296	-
2010	0	-	-	0.0%	644,837	-
2011	0	-	-	0.0%	644,837	-
2012	0	-	-	0.0%	644,837	-
2013	0	-	-	0.0%	644,837	-
2014	0	-	-	0.0%	644,837	-
2015	0	-	-	0.0%	664,377	-

The table below sets forth certain information with respect to the occupancy rate at Cinemark 12 - Silverlake expressed as a percentage of total gross leasable area and the average effective annual base rent per square foot.

Year Ending	Occupancy Rate as of	Effective Annual Rental
December 31,	December 31,	Per Square Foot ($)

2005	100%	16.00
2004	0%	N/A

Plan of Distribution

The following information, which was previously inserted at the end of the "Plan of Distribution" section on page 171 of the prospectus, has been updated as follows:

The following table provides information regarding shares sold in our offering as of December 30, 2005.

		Gross	Commission and fees	Net
	Shares	proceeds ($) (1)	($) (2)	proceeds ($)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the offering:	9,865,759	98,657,590	10,359,047	88,298,543

	9,885,759	98,857,590	10,359,047	88,498,543

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.